Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

03 APR 29 AM 7:21

17 April 2003


03050257

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 17 April 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 5/20

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

17 April 2003

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

CLARIFICATION OF MARKET CONCERNS OVER SARS IMPACT ON SEAFOOD INDUSTRY

The Board of directors and management of Sam's Seafood Holdings Limited ("the Company") would like to respond to the recent media releases concerning the negative impact from the SARS virus on the seafood industry.

The Company is proud to announce that it has not been affected by recent war concerns or by the SARS virus epidemic. Sam's Seafood has in fact benefited from recent worldwide problems. This benefit has been due to the diverse nature of its operations in both local and overseas markets. We have continued to receive strong orders for Australian seafood products through our overseas customers, who have not been affected by the SARS outbreak.

The Company also believes that the current negative impact on the seafood prices in Australia will in fact improve our price competitiveness against other overseas competitors and will enhance Sam's Seafood's ability to expand further into our existing and potential overseas markets and generate more revenue for the group in the subsequent years.

The Board of directors would like to re-affirm its commitment to deliver our projected turnover of $55 million and $3 million after tax profit for the current financial year.



Grahame Denovan
Chairman – Sam's Seafood Holdings Limited

Mobile: 0418 212 474